UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Simtek Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

829204-10-6

(CUSIP Number)

Hugh Norman Chapman

4250 Buckingham Drive, Suite 100

Colorado Springs, CO 80907 USA

(719) 531-9444

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 6, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 829204-10-6

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Hugh Norman Chapman

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,955,350 (1) 8. Shared Voting Power 162,500 (2) 9. Sole Dispositive Power 2,955,350 (1) 10. Shared Dispositive Power 162,500 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,117,850 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 5.7

14.	Type of Reporting Person IN

(1) Includes 2,721,600 shares owned by the Reporting Person and 233,750 deemed owned by the Reporting Person pursuant to currently exercisable (or exercisable within 60 days of June 6, 2003) options granted under the Company’s 1994 Non-Qualified Stock Option Plan.

(2) 162,500 shares are held in Joint Tenancy of the Reporting Person and his spouse, Bernadette M. Chapman.

Hugh Norman Chapman (the “Reporting Person”) hereby amends his statement on Schedule 13D (the “Schedule 13D”) originally filed with the SEC on May 18, 2000 (the “Original Filing”), with respect to his beneficial ownership of shares of common stock, par value $0.01 per share (“Common Stock”) of Simtek Corporation, a Delaware corporation (hereinafter the “Company”). Items 1, 4, 5 and 6 are hereby amended and restated in their entirety. Items 2 and 3 are hereby amended in part and to the extent set forth below.

Item 1 Security and Issuer

The Original Filing and this Amendment No. 1 relate to the Common Stock of the Company, whose executive offices are located at:

4250 Buckingham Drive, Suite 100

Colorado Springs, CO 80907 USA

Item 2 Identity and Background

(b) The business address of the Reporting Person is now 4250 Buckingham Drive, Suite 100, Colorado Springs, CO 80907 USA.

(c) The Reporting Person is a full-time senior design engineer of the Company. The Reporting Person is employed at the address of the Company set forth in Item 1 above. The Reporting Person is not an officer or director of the Company.

Item 3 Source of Funds

The words “is holding” in the second sentence of Item 3 are hereby replaced with the word “held.”

After the first paragraph of Item 3, the following paragraph is hereby added:

Since the Original Filing, all 300,000 shares held in escrow under the Share Exchange Agreement were released to the Reporting Person in a timely manner as set forth in the Share Exchange Agreement and without deduction.

Item 4 Purpose of Transaction

As reported in the Original Filing, ownership of the shares which are the subject of this Schedule were acquired in connection with the exchange of all shares of Integrated Logic Systems, a Colorado corporation (“ILSI”), which at the time of the exchange was owned 100% by the Reporting Person.

The Reporting Person believes that none of the transactions reported herein are material in the individual or in the aggregate.

1n response to paragraph (a) of Item 4;

(i) In accordance with the Reporting Person’s plans set forth in the Original Filing to sell up to 1,500,000 shares of Common Stock, since the Original Filing the Reporting Person has sold 115,900 in open market transactions set forth in Item 5 below.

(ii) As contemplated by the Original Filing, the Reporting Person has received the Employee Options (as defined in Item 5 below) in the ordinary course of business as a result of employee remaining employed with the Company.

(iii) Since the Original Filing, the Reporting Person has transferred a net of 162,500 shares to a Joint Tenancy Account with his spouse for estate planning purposes.

The Reporting Person has no plan or proposal which relates to, or would result in, any other action referenced in paragraph (a) of Item 4 or any action referenced in paragraphs (b)-(j) of Item 4.

Item 5 Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Person beneficially owned 3,117,850 shares of Common Stock, representing 5.7% of the class. Such number consists of (i) 2,721,600 shares owned by the Reporting Person (ii) 162,500 shares held in joint tenancy by the Reporting Person and his spouse and (iii) 233,750 deemed owned by the Reporting Person pursuant to currently exercisable (or exercisable within 60 days of June 6, 2003) options granted under the Company’s 1994 Non-Qualified Stock Option Plan.

(b) The Reporting Person has sole power to vote and to dispose of 2,955,350 shares. The Reporting Person has shared power with his spouse to vote and to dispose of 162,500 shares due to their being held in joint tenancy.

(c) The Reporting Person has made the following sales of stock in open market transactions since the Original Filing:

Date	Action	Price Per Share	Quantity	Total Amount
6/6/2003	Sell	$0.300	40,000	$11,999.40
7/10/2002	Sell	$0.320	3,400	$1,055.32
6/10/2002	Sell	$0.300	5,000	$1,454.95
6/10/2002	Sell	$0.310	5,000	$1,503.45
6/7/2002	Sell	$0.300	5,000	$1,454.95
6/6/2002	Sell	$0.320	5,000	$1,551.95
6/6/2002	Sell	$0.310	5,000	$1,503.45
5/30/2002	Sell	$0.340	10,000	$3,297.89
7/19/2001	Sell	$0.505	7,500	$3,634.97
7/17/2001	Sell	$0.510	5,000	$2,437.11
7/16/2001	Sell	$0.510	12,500	$6,139.58
7/12/2001	Sell	$0.530	5,000	$2,533.91
7/11/2001	Sell	$0.530	5,000	$2,553.90
7/10/2001	Sell	$0.520	2,500	$1,277.15

Total			115,900	$42,397.98

The Reporting Person has received the following option grants since the Original Filing (the “Employee Options”). Such option grants each vested 1/36th for each month of continuous employment or service completed after the grant date, subject to the requirement that the Reporting Person complete six continuous months of employment or service after the grant date.

Grant Date	Quantity	Exercise Price Per Share	Number Exercisable(3)	Number Not Exercisable (Subject to continued Employment)(3)
1/22/2003	20,000	$0.17	3,333.33	16,666.67
1/2/2002	25,000	$0.41	13,194.44	11,805.56
1/2/2001	20,000	$0.4062	17,222.22	2,777.78
5/10/2000(4)	200,000	$1.203	200,000.00	0

Total	265,000		233,750.00	33,750.00

(3) On June 6, 2003 or within 60 days of the date thereof.

(4) Previously reported as to be granted in the Original Filing.

(d) The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein, except that the Reporting Person’s spouse is entitled to share in the proceeds of any sale of the 162,500 shares held in Joint Tenancy with his spouse.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Since the Original Filing all 300,000 shares held in escrow under the Share Exchange Agreement were released to the Reporting Person in a timely manner as set forth in the Share Exchange Agreement and without deduction. The Employee Options have all been granted pursuant to the standard terms of the 1994 Non-Qualified Stock Option Plan of the Company. Such plan was included as an Exhibit in the Company’s Form 10-KSB filed with the Commission on March 25, 1995.

Item 7 Material to Be Filed as Exhibits

1. Share Exchange Agreement (5)

(5) Incorporated by reference from the Original Filing (File No. 005-53279)

[REMAINDER OF PAGE INTENTIONALLY BLANK]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2003

/s/ Hugh Norman Chapman

Hugh Norman Chapman